October 12, 2010

Via EDGAR:

Mr. Kevin Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Vicon Fiber Optics Corp.

Item 4.01 Form 8-k

Filed September 27, 2010

File no. 0-11057

Dear Mr. Vaughn:

We are corporate counsel to Vicon Fiber Optics Corp. (“Vicon”) and are hereby authorized by Vicon to submit this letter on behalf of Vicon, in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 28, 2010 (the “Staff Letter”) regarding the disclosure under Item 4.01 in Vicon’s Current Report on Form 8-K filed on September 27, 2010 (File No. 0-11057).  Vicon is filing today Amendment No.1 to Form 8-K on Form 8-K/A with revised disclosure in response to the comment in the Staff Letter as discussed below.

Our numbered response below correlates to the number in the Staff Letter, and we have provided the text of the comment included in the Staff Letter for convenience purposes.

We respond to the Staff’s comment as follows:

1.

In order to comply with Item 304(a)(3) of Regulation S-K, please amend the Form 8-K to provide a letter from the former accountant indicating whether it agrees with the statements made by you in this Form 8-K.  If you are unable to obtain such letter, please amend the Form 8-K to disclose this fact and to explain why you are unable to obtain the letter required by Item 304(a)(3) of Regulation S-K.

.

Response:  The Company has added the following paragraph in the Form 8-K to address the disclosure required by Item 304(a)(3) of Regulation S-K.

“The principal of the Former Accountant, Mr. Weiselberg, passed away on March 1, 2006.  Following Mr. Weiselberg’s death, the Former Accountant dissolved.  The Registrant made diligent inquiry to determine if a successor entity assumed the Registrant’s account with the Former Accountant.  The Registrant was not able to locate a successor entity. Since the Registrant is not aware, after due inquiry, of any successor entity to replace the Former Accountant following Mr. Weiselberg’s death, Registrant was unable to obtain a letter addressed to the SEC stating whether or not the Former Accountant or any successor entity agreed with the above statements.”

In connection with responding to your comments, Vicon acknowledges the following:

•

Vicon is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Vicon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments on the above.

Sincerely,

MICHELMAN & ROBINSON, LLP

/s/ Wesley J. Paul

Wesley J. Paul

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